EXHIBIT 99.1

Dejour Energy Reports Accretive YE 2013 Reserve Values

Reverses Q3 Shareholders Equity Impairment, NYSE-MKT Listing Compliance
Risk

Denver, Colorado, March 18, 2014 --  Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), is pleased to announce that today it has received the Year End 2013 Reserve Evaluations in accordance with Canada’s National Instrument 51-101* Standards of Disclosure. The current and forecast prices are based on YE 2013 spot and NYMEX futures strips prices adjusted for appropriate transportation differentials, realizable natural gas liquids (NGL's) value contribution and regional processing costs.

Summary of 2013 Year-End Reserves and Values for Dejour’s WI*

Reserves Category NI 51-101*Case Canada / US	Light Oil/NGL (Barrels)	Natural Gas (Millions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% ($C= $US 0.90)
PDP / PUD: Canada US Total	117,000 4,186,100 4,303,100	529 86,625.1 87,154.1	$4.177mm $88.051mm $92.228mm Forecast Pricing
Probable: Canada US Total	61,800 2,266,500 2,328,300	154 46,902.2 47,056.2	$1.883mm $21.443mm $23.326mm Forecast Pricing
Total Proved Plus Probable	6,631,400	134,210.3	$115.554mm Forecast Pricing

SEC Case US Reserves Only	Light Oil/NGL (Barrels)	Natural Gas (Millions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% ($US)
Total Proved	4,185,400	86,610.4	$84,657.9mm Flat pricing
    *Reserves are defined as the Company’s working interest share of gross reserves less royalty interest reserves.

In Canada, all Proved Reserves and Probable Reserves, provided by Calgary, Alberta based GLJ Petroleum Consultants (‘GLJ’) are attributed to the Company’s Woodrush NE BC leasehold interests. In Q4 2013, the Company recorded a reversal of the Q3 impairment loss of C$3.9 million due to GLJ’s revised recoverable oil reserves estimate at December 31, 2013, one of the major components resulting in net shareholder equity rising to a level greater than twice the minimum required for NYSE-MKT compliance of US$4.0 million.

In the US, all Proved and Probable Reserves provided by Boulder, Colorado based Gustavson Associates are attributed solely to the Williams Fork Formation underlying the Company’s leasehold interests at Kokopelli, NW Colorado. In this area, the Williams Fork Formation is a 2500 ft. thick section of tight gas sands, where economic ultimate recovery is expected to be 1.125 Billion Cubic Feet of wet gas per well generating a potential sales stream of 0.98 BCF of dry gas plus approximately 30,000 barrels of natural gas liquids/ condensate, ex-ethane. Gustavson has identified 143 PDP and PUD locations and 77 Probable Undeveloped locations for the NI 51-101 case and 143 PDP/PUD locations, only, for the SEC case. The NI 51-101 case provides a broader view of the recoverability of hydrocarbons over Dejour's leasehold at Kokopelli.

“Dejour initiated production from four wells at Kokopelli in 2013, focusing on the Williams Fork where we are developing a comprehensive program for 2014-5, now that natural gas prices are firming. Meanwhile, we are pleased to observe that other operators have been very successfully testing the deeper Mancos Shale in areas analogous to Kokopelli, within the Piceance Basin. These operations are being monitored by Dejour and will certainly complement the Company’s investment focus in the Piceance Basin,” continues Robert L. Hodgkinson, Dejour CEO & Chairman.

About Dejour
Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (71,500 net acres) and Peace River Arch regions (7,500 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates:  The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value.   A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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